

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Via E-Mail
Mr. David R. Lumley
Chief Executive Officer
Spectrum Brands Holdings, Inc.
601 Rayovac Drive
Madison, WI 53711

      Re: **Spectrum Brands Holdings, Inc.**
              Form 10-K for Fiscal Year Ended September 30, 2011
              Filed December 8, 2011
              File No. 1-34757

              Spectrum Brands, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2011
              Filed December 8, 2011
              File No. 1-13615

Dear Mr. Lumley:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Kevin L. Vaughn

                          Kevin L. Vaughn
                          Accounting Branch Chief